                                               Filed pursuant to Rule 424(b)(5)
                                               Registration No. 333-79317


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 1999
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 17, 1999)

[AMERADA HESS LOGO]

Amerada Hess Corporation

$
                    % Notes due
$
                    % Notes due

Interest payable         and

The 20      Notes will mature on               and the 20      Notes will mature
on               . Interest will accrue from               , 1999. We may redeem
some or all of the Notes in whole or in part at any time at the redemption prices described on page S-26. The Notes will be issued in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------------------------------------
                                                                                                PROCEEDS TO
                                                           PRICE TO         DISCOUNTS AND      AMERADA HESS
                                                            PUBLIC           COMMISSIONS        CORPORATION
--------------------------------------------------------------------------------------------------------------
Per 20  Note                                           %                  %                  %
--------------------------------------------------------------------------------------------------------------
Total                                                  $                  $                  $
--------------------------------------------------------------------------------------------------------------
Per 20  Note                                           %                  %                  %
--------------------------------------------------------------------------------------------------------------
Total                                                  $                  $                  $
--------------------------------------------------------------------------------------------------------------

The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

It is expected that delivery of the Notes will be made to investors on or about
            , 1999.
J.P. MORGAN & CO.
        GOLDMAN, SACHS & CO.
                  BANC OF AMERICA SECURITIES LLC
                           CHASE SECURITIES INC.
                                  SALOMON SMITH BARNEY
                                         BARCLAYS CAPITAL
                                               CIBC WORLD MARKETS
                                                     SCOTIA CAPITAL MARKETS
            , 1999

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Amerada Hess Corporation....................................   S-3
Use of Proceeds.............................................   S-3
Capitalization..............................................   S-3
Selected Consolidated Financial Data........................   S-4
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................   S-7
Business....................................................  S-17
Description of the Notes....................................  S-26
Underwriting................................................  S-33
Legal Opinions..............................................  S-34

                            PROSPECTUS

About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Amerada Hess Corporation....................................     3
Recent Developments.........................................     3
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     4
Description of Debt Securities..............................     5
Plan of Distribution........................................    10
Legal Opinions..............................................    10
Experts.....................................................    10
Glossary....................................................    11

                            AMERADA HESS CORPORATION

We are a Delaware corporation that, together with our subsidiaries, explores for, produces, purchases, transports and sells crude oil and natural gas. We do this mainly in the United States, United Kingdom, Norway, Denmark and Gabon, and also in Azerbaijan, Brazil, Indonesia, Thailand and other countries. We also manufacture, purchase, transport and market refined petroleum products. We own 50% of a refinery joint venture in the United States Virgin Islands, as well as another refining facility, terminals and retail outlets located mainly on the East Coast of the United States.

Our principal executive offices are located at 1185 Avenue of the Americas, New York, NY 10036, and our telephone number is (212) 997-8500.

                                USE OF PROCEEDS

We expect the net proceeds from the issuance of the Notes to be approximately
          . We will use the net proceeds from the sale of the 20     Notes and
the 20     Notes (collectively, the "Notes") for repayment and refinancing of revolving credit debt with a weighted average interest rate of 5.6% as of September 15, 1999 that is due in 2002.

                                 CAPITALIZATION

The table below sets forth our consolidated capitalization as of June 30, 1999 and as adjusted to give effect to the offering of the Notes and the application of the net proceeds. See "Use of Proceeds".

                                                                AT JUNE 30, 1999
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              ------    -----------
                                                                  (IN MILLIONS)
Notes payable and current maturities of long-term debt......  $   49      $   49
20      Notes...............................................      --
20      Notes...............................................      --
Other long-term debt........................................   2,647
                                                              ------      ------
          Total debt........................................   2,696
                                                              ------      ------
Stockholders' equity
  Preferred Stock, par value $1.00 per share; 20,000,000
     shares authorized for issuance in series; none issued
     and outstanding........................................      --          --
  Common Stock, par value $1.00 per share; 200,000,000
     shares authorized; 90,564,005 shares issued and
     outstanding............................................      91          91
  Capital in excess of par value............................     775         775
  Retained earnings.........................................   2,025       2,025
  Accumulated other comprehensive income....................    (122)       (122)
                                                              ------      ------
          Total stockholders' equity........................   2,769       2,769
                                                              ------      ------
          Total capitalization..............................  $5,465      $
                                                              ======      ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data below are derived from our audited consolidated historical financial statements. This information should be read together with the financial statements and the accompanying notes incorporated by reference into this prospectus supplement and with "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus supplement. The unaudited financial information presented below at June 30, 1999 and for the six-month periods ended June 30, 1999 and 1998 reflects all normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation of our financial position, results of operations and cash flows.

                                       SIX MONTHS ENDED
                                           JUNE 30,                   YEARS ENDED DECEMBER 31,
                                       ----------------    ----------------------------------------------
                                        1999      1998      1998      1997      1996      1995      1994
STATEMENT OF CONSOLIDATED INCOME       ------    ------    ------    ------    ------    ------    ------
                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues
  Sales (excluding excise taxes) and
    other operating revenues.........  $2,969    $3,434    $6,580    $8,224    $8,270    $7,299    $6,600
  Non-operating income
    Gain (loss) on asset sales.......     108        80       (26)       16       529        96        42
    Equity in income (loss) of
      HOVENSA L.L.C. ................      17        --       (16)       --        --        --        --
    Other............................      86        44        67        98       125       125        49
                                       ------    ------    ------    ------    ------    ------    ------
         Total revenues..............   3,180     3,558     6,605     8,338     8,924     7,520     6,691
                                       ------    ------    ------    ------    ------    ------    ------
Costs and expenses
  Cost of products sold..............   1,864     2,288     3,996     5,214     4,987     4,143     3,406
  Production expenses................     209       238       502       535       621       610       601
  Marketing expenses.................     180       180       497       373       292       281       271
  Other operating expenses...........     116       113       483       556       506       527       507
  Exploration expenses, including dry
    holes and lease impairment.......     141       204       365       432       395       393       340
  General and administrative
    expenses.........................     114       129       271       221       222       247       217
  Interest expense...................      77        67       153       136       166       247       245
  Depreciation, depletion and
    amortization.....................     275       327       646       663       721       840       868
  Impairment of assets and operating
    leases...........................      --        --       206        81        --       584        --
                                       ------    ------    ------    ------    ------    ------    ------
         Total costs and expenses....   2,976     3,546     7,119     8,211     7,910     7,872     6,455
                                       ------    ------    ------    ------    ------    ------    ------
Income (loss) before income taxes....     204        12      (514)      127     1,014      (352)      236
Provision (benefit) for income
  taxes..............................      56        46       (55)      119       354        42       162
                                       ------    ------    ------    ------    ------    ------    ------
Net income (loss)....................  $  148    $  (34)   $ (459)   $    8    $  660    $ (394)   $   74
                                       ======    ======    ======    ======    ======    ======    ======
Net income (loss) per share
  Basic..............................  $ 1.65    $ (.38)   $(5.12)   $  .08    $ 7.13    $(4.26)   $  .80
  Diluted............................  $ 1.65    $ (.38)   $(5.12)   $  .08    $ 7.09    $(4.26)   $  .79
Common stock dividends per share.....  $  .30    $  .30    $  .60    $  .60    $  .60    $  .60    $  .60
Weighted average number of shares
  outstanding........................      90        90        90        92        93        93        93

---------------

        See accompanying notes to Selected Consolidated Financial Data.

                                                                        YEARS ENDED DECEMBER 31,
                                              AT JUNE 30,    ----------------------------------------------
SUMMARIZED CONSOLIDATED BALANCE SHEET            1999         1998      1997      1996      1995      1994
                                              -----------    ------    ------    ------    ------    ------
                                                                      (IN MILLIONS)
Total current assets........................    $2,240       $1,887    $2,204    $2,427    $1,962    $1,722
Investments and advances....................       944          935       250       218       185       140
Net property, plant and equipment
  Exploration and production................     3,654        3,587     3,093     2,869     3,264     3,669
  Refining, marketing and other.............       601          605     2,098     2,038     2,106     2,697
Note receivable from PDVSA, V.I. ...........       515          539        --        --        --        --
Deferred income taxes and other assets......       252          330       290       232       239       110
                                                ------       ------    ------    ------    ------    ------
         Total assets.......................    $8,206       $7,883    $7,935    $7,784    $7,756    $8,338
                                                ======       ======    ======    ======    ======    ======
Current liabilities (excluding short-term
  debt).....................................    $1,985       $1,621    $1,616    $1,509    $1,410    $1,016
Total debt..................................     2,696        2,652     2,127     1,939     2,718     3,340
Deferred liabilities and credits............       756          967       976       952       968       882
Stockholders' equity........................     2,769        2,643     3,216     3,384     2,660     3,100
                                                ------       ------    ------    ------    ------    ------
         Total liabilities and stockholders'
           equity...........................    $8,206       $7,883    $7,935    $7,784    $7,756    $8,338
                                                ======       ======    ======    ======    ======    ======
Ratio of total debt to total
  capitalization............................      49.3%        50.1%     39.8%     36.4%     50.5%     51.9%

                                       SIX MONTHS ENDED
                                           JUNE 30,                   YEARS ENDED DECEMBER 31,
SUMMARIZED CONSOLIDATED STATEMENT      ----------------    -----------------------------------------------
OF CASH FLOWS                           1999      1998      1998      1997       1996      1995      1994
                                       ------    ------    -------   -------    ------    ------    ------
                                                                  (IN MILLIONS)
Cash flows from operating activities
  Net income (loss)..................  $ 148     $ (34)    $  (459)  $     8    $  660    $ (394)   $   74
  Depreciation, depletion and
    amortization, exploratory dry
    hole costs and lease
    impairment.......................    316       450       1,070       982       948     1,656     1,081
  (Gain) loss on asset sales.........   (108)      (80)         26       (16)     (529)      (96)      (42)
  Provision (benefit) for deferred
    income taxes.....................    (32)       (1)       (138)      (80)       43      (156)       30
  Changes in operating assets and
    liabilities and other............    (96)       26          20       356      (314)      231      (186)
                                       -----     -----     -------   -------    ------    ------    ------
         Net cash provided by
           operating activities......    228       361         519     1,250       808     1,241       957
                                       -----     -----     -------   -------    ------    ------    ------
Cash flows from investing activities
  Capital expenditures...............   (420)     (709)     (1,439)   (1,346)     (861)     (692)     (596)
  Proceeds from asset sales and
    other............................    185       108         503        63     1,037       146        73
                                       -----     -----     -------   -------    ------    ------    ------
         Net cash provided by (used
           in) investing
           activities................   (235)     (601)       (936)   (1,283)      176      (546)     (523)
                                       -----     -----     -------   -------    ------    ------    ------
Cash flows from financing activities
  Net borrowings (repayments)........     46       260         517       191      (867)     (638)     (406)
  Cash dividends paid................    (41)      (41)        (55)      (55)      (56)      (56)      (56)
  Stock options exercised............     10        --          --        --        --        --        --
  Common stock acquired..............     --       (28)        (59)     (122)       (8)       --        --
                                       -----     -----     -------   -------    ------    ------    ------
         Net cash provided by (used
           in) financing
           activities................     15       191         403        14      (931)     (694)     (462)
                                       -----     -----     -------   -------    ------    ------    ------
Effect of exchange rate changes on
  cash...............................     --        (1)         (3)       (2)        3         2         2
                                       -----     -----     -------   -------    ------    ------    ------
Net increase (decrease) in cash and
  cash equivalents...................  $   8     $ (50)    $   (17)  $   (21)   $   56    $    3    $  (26)
                                       =====     =====     =======   =======    ======    ======    ======

---------------

        See accompanying notes to Selected Consolidated Financial Data.

NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA

(a) The income statements for the period ended December 31, 1998 and prior periods have been reclassified to conform with the income statement presentation used in the six month period ended June 30, 1999.

(b) The following table summarizes special items affecting income for each of the five years in the period ended December 31, 1998 and for the six months ended June 30, 1999 and 1998.

                                          SIX MONTHS
                                            ENDED
                                           JUNE 30,             YEARS ENDED DECEMBER 31,
                                         ------------    --------------------------------------
SPECIAL ITEMS (IN MILLIONS)              1999    1998    1998     1997    1996    1995     1994
---------------------------              ----    ----    -----    ----    ----    -----    ----
Gain (loss) on asset sales.............  $70     $56     $ (50)   $ 11    $421    $  68    $41
Impairment of assets and operating
  leases...............................   --      --      (198)    (55)    (22)    (416)    --
Tax refunds............................   --      --        --      38      --       44     --
Litigation settlement..................   --      --        --      --      25       --     --
Other..................................   --      --       (15)     --      --      (25)    --
                                         ---     ---     -----    ----    ----    -----    ---
    Total special items................  $70     $56     $(263)   $ (6)   $424    $(329)   $41
                                         ===     ===     =====    ====    ====    =====    ===

(c) Foreign currency gains, including income tax effect, amounted to $35 million in the first six months of 1999 (none in the corresponding period of 1998). Foreign currency gains (losses) in the years ended December 31 were as follows: $3 million in 1998; $5 million in 1997; $2 million in 1996; $1 million in 1995; and $(1) million in 1994.

(d) On January 1, 1999, we adopted the last-in, first-out (LIFO) inventory method.

(e) In 1998 we sold 50% of our St. Croix refinery and formed a refining joint venture. We account for the joint venture using the equity method.

(f) In 1996 we sold significant exploration and production assets. The assets sold included our Canadian operations, certain United States and United Kingdom producing properties and Abu Dhabi assets.

(g) We adopted the provisions of Statement of Financial Accounting Standards No. 121 in 1995. Our policy for impairment of oil and gas assets is as follows:
    Oil and gas properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered. If the carrying amounts are not expected to be recovered by undiscounted future cash flow, these properties are impaired and an impairment loss is recorded. The amount of the impairment is based on the estimated fair value of the properties determined by discounting anticipated future net cash flows. The net present value of future cash flows is based on our estimates of future prices applied to projected production profiles, discounted at a rate commensurate with the risks involved. The oil and gas prices used for determining asset impairments may differ from those used at year-end in the standardized measure of discounted future net cash flows under FAS No. 69. The impact of forward sales on asset impairments is not material.

    Provisions for impairment of undeveloped oil and gas leases are based on periodic evaluations and other factors.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

The following analysis should be read in conjunction with Amerada Hess Corporation's financial statements, and the accompanying notes, incorporated by reference into the accompanying prospectus.

RESULTS OF OPERATIONS -- SIX MONTHS ENDED JUNE 30, 1999 AND 1998

Income excluding asset sales for the first half of 1999 was $78 million compared with a loss of $90 million in the first half of 1998. Including gains on asset sales, net income was $148 million in the first half of 1999, compared with a net loss of $34 million in the corresponding period of 1998.

The after-tax results by major operating activity for the six-month periods ended June 30, 1999 and 1998 were as follows (in millions, except per share data):

                                                                SIX MONTHS
                                                              ENDED JUNE 30,
                                                              --------------
                                                              1999     1998
                                                              -----    -----
Exploration and production..................................  $  78    $   2
Refining, marketing and shipping............................     72      (15)
Corporate...................................................    (15)     (20)
Interest expense............................................    (57)     (57)
                                                              -----    -----
Income (loss) excluding asset sales.........................     78      (90)
Gains on asset sales........................................     70       56
                                                              -----    -----
Net income (loss)...........................................  $ 148    $ (34)
                                                              =====    =====
Net income (loss) per share (diluted).......................  $1.65    $(.38)
                                                              =====    =====

The net gain from asset sales in the first half of 1999 reflects the sale of the southeast pipeline terminals and certain retail sites in South Carolina as well as the sale of natural gas properties in California. The 1998 asset sales reflect the sales of three oil and gas properties in the United States and Norway.

  Comparison of Results

     Exploration and Production

Excluding gains on asset sales, earnings from exploration and production activities increased by $76 million in the first half of 1999 compared with the corresponding period of 1998. Earnings in the first half of 1999 also include net nonrecurring income of $18 million, principally from foreign currency translation adjustments. The year-to-date increase also reflects higher production volumes, reduced exploration expenses and a lower effective income tax rate in the United Kingdom. These variances are more fully explained below.

Our average selling prices, including the effects of hedging, were as follows:

                                                                 SIX MONTHS
                                                               ENDED JUNE 30,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
Crude oil and natural gas liquids (per barrel)
  United States.............................................  $12.47    $12.86
  Foreign...................................................   12.87     14.18
Natural gas (per Mcf)
  United States.............................................    1.91      2.16
  Foreign...................................................    1.87      2.48

Our net daily worldwide production was as follows:

                                                                  SIX MONTHS
                                                                ENDED JUNE 30,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Crude oil and natural gas liquids (barrels per day)
  United States.............................................   57,809     44,516
  Foreign...................................................  154,841    161,751
                                                              -------    -------
     Total..................................................  212,650    206,267
                                                              =======    =======
Natural gas (Mcf per day)
  United States.............................................  333,840    293,133
  Foreign...................................................  287,200    293,182
                                                              -------    -------
     Total..................................................  621,040    586,315
                                                              =======    =======
Barrels of oil equivalent (per day).........................  316,157    303,986
                                                              =======    =======

The increase in United States crude oil and natural gas production principally reflects new fields which came onstream in late 1998. Lower foreign crude oil production in 1999 was due largely to shut-in production while damage to a floating production vessel in the United Kingdom was repaired by the operator of the vessel. Production has resumed in the third quarter. New production commenced in July from the South Arne Field in Denmark. Production from this field is expected to reach 30,000 barrels of crude oil per day in 2000.

In the first half of 1999, depreciation, depletion, and amortization charges relating to exploration and production activities were comparable to the 1998 amounts, but lower on a per barrel-produced basis, reflecting the impact of new lower-cost fields and the effect of positive oil and gas reserve revisions at the end of 1998. Production expenses were lower in the first half of 1999 as a result of lower operating costs of new fields and shut-in production as a result of the vessel damage noted above. Exploration expenses were lower in 1999 due to a reduced exploration budget. General and administrative expenses were lower in the first half of 1999, primarily due to cost reduction initiatives in the United States and United Kingdom.

The following items are included in 1999 exploration and production income (in millions):

                                                              SIX MONTHS ENDED
                                                               JUNE 30, 1999
                                                              ----------------
United Kingdom foreign currency translation gain............        $20
Tax impact of foreign currency translation..................         17
State income tax refund.....................................          6
Loss on renegotiation of drilling rig contracts.............        (17)
Marine service vessel contract termination charge...........         (8)
                                                                    ---
                                                                    $18
                                                                    ===

In 1999, we changed the functional currency of our United Kingdom operations from the British pound sterling to the U.S. dollar. During the first half of 1999, the U.S. dollar strengthened in relation to the pound sterling resulting in the currency gain and tax effect shown above. The United Kingdom tax calculation continues to be Sterling based and includes deductible losses on dollar denominated liabilities.

The effective income tax rate on exploration and production earnings was lower in the first half of 1999, principally reflecting reduced provisions for United Kingdom taxes due to the foreign currency translation adjustment indicated above and higher deductible allowances. Allowances deducted in calculating the U.K. Petroleum Revenue Tax provided incremental tax benefits of approximately $18 million when compared with allowances recorded in the comparable period of 1998. The effective income tax rate on exploration and production earnings is expected to increase in the second half of the year.

The selling price of crude oil has increased from the low levels experienced in late 1998 and early 1999. However, we anticipate continued volatility.

     Refining, Marketing and Shipping

Excluding asset sales, refining, marketing and shipping operations had income of $72 million compared with a loss of $15 million in the first half of 1998. Our downstream operations include HOVENSA, a 50% owned refining joint venture, and retail, energy marketing and other activities as discussed below.

     HOVENSA

In the first half of 1999, our equity income from HOVENSA was $17 million compared with $4 million in 1998, when the refinery was wholly-owned. Results in 1999 and 1998 included $16 million (our share) and $44 million, respectively, resulting from the reversal of inventory writedowns that had been recorded at the prior year-ends. Income taxes are not recorded on HOVENSA results due to available loss carryforwards.

Refining, marketing and shipping results also include interest income of $24 million in the first half of 1999 on the note received in connection with the formation of the joint venture.

As a result of equity accounting for HOVENSA, our share of HOVENSA income is recorded in the line item "Equity in income of HOVENSA L.L.C." Therefore, in 1999 no amounts for HOVENSA are included in the income statement captions below. Prior to the formation of HOVENSA, refinery results were fully consolidated. In 1998, the amounts shown below were reflected in the captions indicated (in millions):

                                                              SIX MONTHS ENDED
                                                               JUNE 30, 1998
                                                              ----------------
Sales to third parties and other operating revenues.........        $386
Cost of products sold.......................................         289
Other operating expenses....................................          51
Depreciation and amortization...............................          43

Our share of refinery runs amounted to 222,000 barrels per day in the first half of 1999 compared with 436,000 barrels per day in 1998 when the refinery was wholly-owned.

     Retail, energy marketing and other

Retail and energy marketing results improved somewhat in the first half of 1999 compared with the corresponding period of 1998. However, gasoline and distillate margins continued to be negatively affected by competitive industry conditions. Marketing sales volumes decreased to 64 million barrels in the first half of 1999 compared with 74 million barrels in the first half of 1998, reflecting lower spot and contract sales. Operating expenses, excluding amounts related to the refinery in 1998 as indicated above, increased due to expanded third party shipping activities.

We periodically take forward positions on energy contracts outside of our hedging program. We also have a 50% interest in a consolidated partnership which trades energy commodities. The combined results of these activities were a gain of $19 million in the first half of 1999 compared with a loss of $3 million in the comparable period of 1998.

     Corporate

In the first half of 1999, net corporate expenses were $5 million lower than in 1998. The net expenses for both periods were offset by dividend income from insurers, with approximately $5 million more received in 1999.

     Sales and Other Operating Revenues

Sales and other operating revenues decreased by 14% in the first half of 1999 compared with the corresponding period of 1998. In addition to the exclusion of HOVENSA third party sales in 1999 due to equity accounting (as discussed above), the decrease is primarily due to lower refined product sales volumes and lower average selling prices.

LIQUIDITY AND CAPITAL RESOURCES -- AT JUNE 30, 1999

Net cash provided by operating activities, including changes in operating assets and liabilities, amounted to $228 million in the first half of 1999 compared with $361 million in the first half of 1998. The decrease was primarily due to increases in working capital components, principally accounts receivable and inventories. The sales of fixed assets, including the southeast pipeline terminals, South Carolina gasoline stations and natural gas properties in California, generated proceeds of $169 million in the first half of 1999. We received additional proceeds of $226 million and recorded $106 million of income in the third quarter upon the closing of the sale of our Gulf Coast terminals and additional retail sites. In 1998, the sales of oil and gas properties in the United States and Norway generated proceeds of $98 million.

Total debt was $2,696 million at June 30, 1999 compared with $2,652 million at December 31, 1998. The debt to capitalization ratio was 49.3% at June 30, compared with 50.1% at year-end. At June 30, 1999, floating rate debt amounted to 41.5% of total debt, including the effect of interest rate conversion (swap) agreements. At June 30, 1999, we had $930 million of additional borrowing capacity available under our revolving credit agreements and additional unused lines of credit under uncommitted arrangements with banks of $310 million.

At the end of 1998, we recorded a charge of $90 million before income taxes for the decline in market value of fixed-price drilling service contracts. During the first half of 1999, we accrued an additional $5 million for a drilling rig that was subcontracted at an amount less than previously estimated. We reduced the reserve by $43 million for contract payments. The balance of the reserve at the end of the first half of 1999 was $52 million. At this time, we are unable to determine with any certainty our ability to continue to subcontract drilling rigs, or the value of possible subcontracts, and therefore are unable to reasonably estimate the adequacy of our reserve. It is possible that future income could be reduced by as much as an additional $30 million related to the rig contracts.

At the beginning of 1999, we had a reserve for severance costs of $21 million and for exit costs (accrued office lease costs) of $8 million. During the first half of 1999, we charged $15 million in payments against the severance reserve. All employees included in the 1998 severance program have been terminated and the remaining severance liability of $6 million will be paid in the second half of the year.

Futures, forwards, options and swaps are used to reduce the effects of changes in the selling prices of crude oil, natural gas and refined products. These instruments fix the selling prices of a portion of our products and the related gains or losses are an integral part of our selling prices. At June 30, 1999, we had open hedge positions equal to 2% of our estimated worldwide crude oil production over the next twelve months. As market conditions change, we will adjust our hedge positions.

We reduce our exposure to fluctuating foreign exchange rates by using forward contracts to fix the exchange rate on a portion of the currency required in our North Sea operations. At June 30, 1999, we had $568 million of foreign currency exchange contracts outstanding. In addition, we use interest-rate conversion agreements to reduce exposure to floating interest rates. At June 30, we had $290 million of interest-rate conversion agreements outstanding.

Capital expenditures in the first half of 1999 amounted to $420 million compared with $709 million in the first half of 1998. Capital expenditures for exploration and production activities were $383 million in the first half of 1999 compared with $659 million in the first half of 1998. Capital expenditures for the remainder of 1999 are expected to be approximately $450 million and will be financed by internally generated funds.

CONSOLIDATED RESULTS OF OPERATIONS -- YEARS ENDED DECEMBER 31, 1998, 1997 AND
1996

The results of operations for 1998, excluding special items, amounted to a loss of $196 million compared with income of $14 million in 1997 and $236 million in 1996.

The after-tax results by major operating activity for 1998, 1997 and 1996 are summarized below (in millions, except per share data):

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1998       1997       1996
                                                         ------      -----      -----
Exploration and production.............................  $  (18)     $ 258      $ 210
Refining, marketing and shipping.......................     (18)      (110)       181
Corporate..............................................     (37)       (16)       (19)
Interest expense.......................................    (123)      (118)      (136)
                                                         ------      -----      -----
Income (loss) excluding special items..................    (196)        14        236
Special items..........................................    (263)        (6)       424
                                                         ------      -----      -----
Net income (loss)......................................  $ (459)     $   8      $ 660
                                                         ======      =====      =====
Net income (loss) per share (diluted)..................  $(5.12)     $ .08      $7.09
                                                         ======      =====      =====

  Comparison of Results

     Exploration and Production

Excluding special items, exploration and production earnings decreased by $276 million in 1998, due primarily to substantially lower worldwide crude oil selling prices and lower United Kingdom crude oil sales volumes. Natural gas selling prices in the United States and United Kingdom were also lower. Partially offsetting these factors were lower exploration expenses, principally in the Gulf of Mexico and North Sea.

Exploration and production earnings increased by $48 million in 1997 compared with 1996. The increase reflected primarily higher average crude oil and natural gas selling prices in the United States and higher natural gas selling prices and a lower effective income tax rate in the United Kingdom.

Our average selling prices, including the effects of hedging, were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1998        1997        1996
                                                       ------      ------      ------
Crude oil and natural gas liquids (per barrel)
  United States......................................  $12.02      $18.43      $16.49
  Foreign............................................   13.05       19.16       20.18
Natural gas (per Mcf)
  United States......................................    2.08        2.42        2.13
  Foreign............................................    2.26        2.46        2.03

Our net daily worldwide production was as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1998       1997       1996
                                                        -------    -------    -------
Crude oil and natural gas liquids (barrels per day)
  United States.......................................   44,920     43,950     50,125
  Foreign.............................................  161,069    174,622    186,672
                                                        -------    -------    -------
     Total............................................  205,989    218,572    236,797
                                                        =======    =======    =======
Natural gas (Mcf per day)
  United States.......................................  293,849    311,915    337,653
  Foreign.............................................  282,628    257,339    347,013
                                                        -------    -------    -------
     Total............................................  576,477    569,254    684,666
                                                        =======    =======    =======
Barrels of oil equivalent (per day)...................  302,069    313,448    350,908
                                                        =======    =======    =======

The decrease in foreign crude oil production in 1998 largely reflects maintenance related interruptions at three United Kingdom fields. United States natural gas production was lower in 1998, principally reflecting first quarter asset sales and natural decline. Foreign natural gas production increased in 1998 due to higher demand in the United Kingdom. Lower United States and foreign production in 1997 was primarily due to asset sales in 1996.

Depreciation, depletion and amortization charges were lower in 1998, principally reflecting lower foreign crude oil production. In addition, we had positive oil and gas reserve revisions at the end of 1997, which reduced depreciation and amortization charges in 1998. Exploration expenses were lower in 1998 due to reduced drilling in the United States and United Kingdom in response to lower oil prices. Marketing expenses related to exploration and production operations were higher in 1998, due primarily to the expansion of natural gas marketing in the United Kingdom. General and administrative expenses were also higher in 1998 largely due to accrued severance costs.

The effective income tax rate on exploration and production earnings was higher in 1998 than in 1997. The increase was due primarily to exploration expenses in some foreign areas outside of the United States and North Sea, for which income tax benefits have not been currently provided. Although international exploration expenses were comparable in both years, the impact was greater in 1998 due to lower pre-tax exploration and production earnings. Both years included the benefit of tax adjustments for reductions in the United Kingdom statutory income tax rate. The effective income tax rate on exploration and production earnings in 1997 was lower than in 1996, principally reflecting lower Petroleum Revenue Taxes in the United Kingdom.

Earnings from exploration and production activities have been severely affected by low crude oil prices. We anticipate that prices will remain volatile. We had net additions to oil and gas reserves at the end of 1998. However, constrained exploration and production spending may impair reserve additions in the future.

     Refining, Marketing and Shipping

Excluding special items, refining, marketing and shipping operations resulted in losses of $18 million in 1998 and $110 million in 1997 compared with income of $181 million in 1996. Refining margins were weak in both 1998 and 1997, and in addition, there was an inventory write-down at the end of 1997. The results in both years were hurt by relatively mild winter weather, which affected heating oil and residual fuel oil margins. Gasoline margins were adversely affected by extremely competitive market conditions.

We are expanding our retail operations by purchasing and constructing gasoline stations. We are also expanding our energy marketing activities. The cost of operating the expanded retail and energy marketing businesses increased marketing expenses in 1998.

On October 30, 1998, we completed a refinery joint venture, HOVENSA, L.L.C., with a subsidiary of Petroleos de Venezuela, S.A. We account for our 50% investment in the joint venture using the equity method. We recorded a loss of $16 million for the first two months of the joint venture's operation. The loss was due to a write-down of inventory values at year-end. Income taxes or benefits are not recorded on HOVENSA results due to loss carryforwards available to the partners. Refining and marketing results include interest income of $8 million on the Petroleos de Venezuela note received in connection with the formation of the joint venture.

Total refined product sales volumes amounted to 176 million barrels in 1998, 186 million barrels in 1997 and 181 million barrels in 1996. As a result of the formation of, and equity accounting for, HOVENSA, sales made to third parties are no longer included in our reported revenues. Through the first ten months of 1998, these sales accounted for 32 million barrels and $600 million in revenues.

In 1997, refined product selling prices were lower than in 1996. The lower selling prices in relation to our inventory costs resulted in lower margins on the sales of refined products and a reduction in inventory values at year-end.

HOVENSA accounts for inventories on the last-in, first-out (LIFO) method. Effective January 1, 1999, we also adopted LIFO for our refining and marketing inventories.

     Corporate

Net corporate expenses amounted to $37 million in 1998, $16 million in 1997 and $19 million in 1996. Administrative expenses were comparable in each period. The variances in net expenses are due primarily to corporate income tax adjustments, including the impact of foreign source earnings on United States income taxes and recognition of capital loss carryforwards in 1997.

     Interest Expense

After-tax interest expense increased by 4% in 1998 compared with a decrease of 13% in 1997. The increase in 1998 reflects higher outstanding borrowings, offset by lower interest rates and increased interest capitalization.

     Sales and Other Operating Revenues

Sales and other operating revenues decreased by approximately 20% in 1998, due principally to lower crude oil and refined product selling prices and, to a lesser extent, lower sales volumes. Sales and other operating revenues declined slightly in 1997 compared with 1996.

  Special Items

After-tax special items in 1998, 1997 and 1996 are summarized below (in millions):

                                                                               REFINING,
                                                                EXPLORATION    MARKETING
                                                                    AND           AND
                                                       TOTAL    PRODUCTION     SHIPPING
                                                       -----    -----------    ---------
1998
Gain (loss) on asset sales...........................  $ (50)      $  56         $(106)
Impairment of assets and operating leases............   (198)       (154)          (44)
Severance............................................    (15)        (15)           --
                                                       -----       -----         -----
     Total...........................................  $(263)      $(113)        $(150)
                                                       =====       =====         =====
1997
Asset impairment.....................................  $ (55)      $ (55)        $  --
Foreign tax refund...................................     38          38            --
Gain on asset sale...................................     11          11            --
                                                       -----       -----         -----
     Total...........................................  $  (6)      $  (6)        $  --
                                                       =====       =====         =====
1996
Gain on asset sales..................................  $ 421       $ 421         $  --
Litigation settlement................................     25          25            --
Asset write-downs....................................    (22)        (22)           --
                                                       -----       -----         -----
     Total...........................................  $ 424       $ 424         $  --
                                                       =====       =====         =====

The 1998 special items include a loss of $106 million on the sale of 50% of the St. Croix refinery and formation of the HOVENSA joint venture. We also had gains of $56 million on the sale of oil and gas assets in the United States and Norway. Asset impairment in 1998 includes $44 million for our crude oil storage terminal in St. Lucia. The terminal's value was affected by reduced storage requirements as a result of the crude oil supply provisions of the HOVENSA joint venture. In addition, we recorded $42 million for the reduction in carrying value of exploration and production assets, including $29 million for our share of asset impairment of Premier Oil plc, an equity affiliate. The remaining $13 million represents the reduction in carrying value of developed and undeveloped properties in the United States and United Kingdom. We estimate that these charges will reduce future expenses, principally depreciation, depletion and amortization, by approximately $19 million in 1999 and $9 million in 2000.

We also recorded a charge of $77 million, after income tax effect, for the decline in value of fixed-price drilling service contracts and $35 million for the impairment of a North Sea oil discovery. Our accrual for fixed-price drilling service contracts includes amounts that will be paid, and otherwise would have been expensed, in 1999 and 2000 of approximately $30 million and $47 million after income tax effect. Severance and exit costs of $15 million (approximately $32 million before income taxes) were also recorded in 1998 and are expected to result in an annual benefit of a comparable after-tax amount. Approximately $2 million of severance was paid in 1998 and substantially all of the remainder will be paid in 1999.

The 1997 special items include an after-tax charge of $55 million for the reduction in carrying values and provision for future costs of two United Kingdom North Sea oil fields. Approximately 70% of the remaining crude oil from these fields was produced during 1998 and the balance will be produced in 1999. Other 1997 special items included income of $38 million from a refund of United Kingdom Petroleum Revenue Taxes and a gain of $11 million on the sale of a United States natural gas field.

The net gain on asset sales in 1996 of $421 million reflected the sale of our Canadian operations, certain United States and United Kingdom producing properties and Abu Dhabi assets. The other 1996 special items included income from the settlement of litigation on the right to drill certain South Atlantic leases and a charge principally to reduce the carrying values of certain United States undeveloped leases.

LIQUIDITY AND CAPITAL RESOURCES -- AT DECEMBER 31, 1998

Net cash provided by operating activities, including changes in operating assets and liabilities, amounted to $519 million in 1998, $1,250 million in 1997 and $808 million in 1996. The variance between 1998 and 1997 was due largely to operating results and working capital changes, principally reduced inventory balances in 1997 and increased prepaid expenses in 1998.

We received proceeds of approximately $370 million on finalization of the refining joint venture, including $307 million for inventory and other working capital sold to HOVENSA and $62.5 million from Petroleos de Venezuela representing the cash portion of the purchase price. These amounts are reflected in proceeds from asset sales in the statement of cash flows. We also recorded a note for $562.5 million bearing interest at 8.46% per annum. In addition, the sale of three oil and gas properties in the United States and Norway generated proceeds of $98 million in 1998.

In our asset rationalization program, we periodically review and consider for sale assets that are underperforming or non-strategic. When determining our capital budget, we take into account the estimated proceeds from these anticipated asset sales, as well as estimates of cash to be provided by operations. In 1998, these amounts totaled $987 million, consisting of $519 million in cash provided by operating activities and $468 million in proceeds from major asset sales.

Total debt was $2,652 million at December 31, 1998 compared with $2,127 million at December 31, 1997. The debt to capitalization ratio increased to 50.1% from 39.8% at year-end 1997. At December 31, 1998, floating rate debt amounted to 32% of total debt, including the effect of interest rate conversion (swap) agreements.

During 1998, we completed private placements of $225 million of fixed rate debt with three insurance companies having a weighted average maturity of 7.4 years. We also completed the sale and leaseback of our interest in the production platforms and related facilities of two Gulf of Mexico producing properties. These transactions have been accounted for as financings.

We sold subsequent year crude oil production for $249 million in 1998 and $174 million in 1997. These amounts are recorded as deferred revenue and resulted in reduced debt at the end of each year.

During 1998, we purchased 1,071,500 shares of common stock for $56 million under our $250 million stock repurchase program. Through December 31, 1998, we spent $190 million on repurchased shares under this program. Our stock repurchase program expired on March 31, 1999.

We conduct exploration and production activities in the United Kingdom, Norway, Denmark, Gabon, Indonesia, Azerbaijan and in other countries. Therefore, we are subject to the risks associated with foreign operations. These risks include the effects of changes in values of currencies on the financial statements. However, the effect of foreign currency translation on our earnings and stockholders' equity has not affected our liquidity or ability to raise capital. Although the financial problems in Asia and other parts of the world have contributed to the worldwide decline in crude oil prices, the Asian financial problems have not had a material adverse effect on the carrying values of our foreign investments.

  Capital Expenditures

The following table summarizes our capital expenditures in 1998, 1997 and 1996 (in millions):

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              1998      1997     1996
                                                             ------    ------    ----
Exploration and production
  Exploration..............................................  $  242    $  286    $236
  Development..............................................     915       679     512
  Acquisitions.............................................     150       193      40
                                                             ------    ------    ----
                                                              1,307     1,158     788
Refining, marketing and shipping...........................     132       188      73
                                                             ------    ------    ----
     Total.................................................  $1,439    $1,346    $861
                                                             ======    ======    ====

Development expenditures include approximately $690 million in 1998 and $460 million in 1997 for major new oil and gas developments. Acquisitions in 1998 reflect $100 million for exploration and production interests in Azerbaijan and $50 million for an increased interest in a consolidated subsidiary with proved crude oil reserves and exploration licenses in Gabon. Acquisitions in 1997 principally represent purchases of developed and undeveloped oil and gas properties in the United Kingdom. Refining and marketing expenditures in 1997 include the purchase of a chain of retail marketing properties in Florida.

Oil and gas development expenditures are expected to be lower in 1999 as new fields come onstream, and we have significantly reduced planned exploration expenditures due to lower crude oil prices. As a result, we expect our total capital expenditures, excluding acquisitions if any, to approximate $900 million in 1999. These expenditures will be financed by internally generated funds and external borrowings.

DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to market risks related to volatility in the selling prices of crude oil, natural gas and refined products, as well as to changes in interest rates and foreign currency values. We use derivative instruments to reduce the risks of these price and rate fluctuations, and we have guidelines for, and controls over, the use of these instruments.

We use derivative instruments such as futures, forwards, options and swaps to reduce the effects of changes in the selling prices of crude oil, natural gas and refined products. These instruments fix the selling prices of a portion of our products, and the related gains or losses are an integral part of our selling prices. At December 31, 1998, we had open hedge positions equal to 3% of our estimated 1999 United States natural gas production. In addition, we had hedges covering 9% of our refining and marketing inventories. As market conditions change, we will adjust our hedge positions.

We own an interest in a partnership that trades energy commodities and energy derivatives. The accounts of the partnership are consolidated with our accounts. We also engage in trading for our own account.

FORWARD LOOKING INFORMATION

Some information in Management's Discussion and Analysis, including references to our future results of operations and financial position, capital expenditures, asset sales, and derivative disclosures is forward looking. The disclosures are based on our current understanding and assessment of these activities and reasonable assumptions about the future. Actual results may differ from these disclosures because of changes in market conditions, government actions and other factors.

                                    BUSINESS

We are a Delaware corporation that, together with our subsidiaries, explores for, produces, purchases, transports and sells crude oil and natural gas. We do this mainly in the United States, United Kingdom, Norway, Denmark and Gabon, and also in Azerbaijan, Brazil, Indonesia, Thailand and other countries. We also manufacture, purchase, transport and market refined petroleum products. We own 50% of a refinery joint venture in the United States Virgin Islands, as well as another refining facility, terminals and retail outlets located mainly on the East Coast of the United States.

EXPLORATION AND PRODUCTION

Amerada Hess Corporation has sought to increase oil and gas reserves and replace production through exploration, development and acquisitions. We have strategically repositioned our assets, focusing on core areas in the North Sea and the Gulf of Mexico while selectively pursuing international prospects with higher growth potential.

In 1998, we replaced 209% of our hydrocarbon production, including purchases and sales. Our proved reserves increased by 13% on a crude oil equivalent basis. Our reserve replacement and finding costs were reduced. We had significant increases in reserves in Gabon and Indonesia, as well as in Denmark. We now have over one billion barrels of proved oil equivalent reserves, despite having sold over 220 million barrels of proved reserves in the last three years in fields that were mature or had lower returns than those currently owned.

During 1998, we began receiving production from five new developments in the Gulf of Mexico and the United Kingdom North Sea and made progress in ten other developments. At the same time, we actively pursued international opportunities outside our traditional areas of the Gulf of Mexico and the North Sea. These opportunities are becoming available as more countries seek foreign investment in their oil and gas sectors and become willing to grant more competitive commercial terms. These opportunities may enable us to discover or develop fields with larger, lower cost reserves than in the more mature oil provinces. We currently have interests in producing fields in Gabon, Azerbaijan, Indonesia and Thailand. We obtained exploration rights in 1998 on two blocks offshore Malaysia and in 1999 on three blocks offshore Brazil where we will be the operator. At the end of 1998, 13% of our proved reserves were outside North America and the North Sea, compared with 6% at the end of 1997.

In 1998, we made reserve acquisitions totaling $150 million in Azerbaijan and Gabon to access longer-life reserves with upside potential and we sold less strategic, mature assets in the United States and Norway for about $100 million. In early 1999, we sold our California natural gas properties for $54 million.

WORLDWIDE RESERVES

Amerada Hess Corporation's reserves are estimated by DeGolyer and MacNaughton, independent petroleum engineers and consultants. At December 31, 1998, 29% of our proved reserves on a barrel of oil equivalent basis were in the United States, 58% were in the United Kingdom, Norwegian and Danish sectors of the North Sea and the remainder were in Azerbaijan, Gabon, Indonesia and Thailand.

At December 31, 1998, we had 695 million barrels of proved crude oil and natural gas liquids reserves compared with 595 million barrels at the end of 1997. Proved natural gas reserves were 2,055 million Mcf at December 31, 1998 compared with 1,935 million Mcf at December 31, 1997. We have a number of oil and gas developments in progress in the United States, the United Kingdom, Denmark and other international areas. We have also assembled an inventory of domestic and foreign drillable prospects.

The table below shows our estimated net proved oil and gas reserves at December 31, 1994 through 1998. In computing barrels of oil equivalent, natural gas volumes are converted to barrels of oil equivalent using the ratio of 6 Mcf of natural gas to 1 barrel of crude oil. "Mcf" refers to one thousand cubic feet.

                                PROVED DEVELOPED AND UNDEVELOPED AT DECEMBER 31,       PROVED DEVELOPED AT DECEMBER 31,
                              ----------------------------------------------------   -------------------------------------
                                1998       1997       1996       1995       1994     1998    1997    1996    1995    1994
                              --------   --------   --------   --------   --------   -----   -----   -----   -----   -----
CRUDE OIL, INCLUDING
  CONDENSATE AND NATURAL GAS
  LIQUIDS (MILLIONS OF
  BARRELS)
  United States.............     169        174        171        205        198       132     123     121     157     171
  Europe....................     434        395        383        412        373       293     280     280     310     264
  Africa, Asia and Other....      92         26         24         18         14        27      17      11      13      11
  Canada and Abu Dhabi......      --         --         --         60         59        --      --      --      60      59
                               -----      -----      -----      -----      -----     -----   -----   -----   -----   -----
     Total..................     695        595        578        695        644       452     420     412     540     505
                               =====      =====      =====      =====      =====     =====   =====   =====   =====   =====
NATURAL GAS (MILLIONS OF
  MCF)
  United States.............     780*       809        847      1,038      1,002       525     497     553     755     838
  Europe....................   1,009        951        931        927        998       753     796     815     823     814
  Africa, Asia and Other....     266        175         88         53         --        52      49      --      --      --
  Canada and Abu Dhabi......      --         --         --        463        581        --      --      --     458     558
                               -----      -----      -----      -----      -----     -----   -----   -----   -----   -----
     Total..................   2,055      1,935      1,866      2,481      2,581     1,330   1,342   1,368   2,036   2,210
                               =====      =====      =====      =====      =====     =====   =====   =====   =====   =====
BARRELS OF OIL EQUIVALENT
  (MILLIONS OF BARRELS).....   1,038        918        889      1,109      1,074       674     644     640     879     873
                               =====      =====      =====      =====      =====     =====   =====   =====   =====   =====

---------------
* Excludes 483 million Mcf of carbon dioxide gas for sale or use in our operations.

WORLDWIDE PRODUCTION

The table below shows average daily net production for the years ended December 31, 1994 through 1998 and the six months ended June 30, 1999.

                                          SIX MONTHS
                                            ENDED                 YEARS ENDED DECEMBER 31,
                                           JUNE 30,    -----------------------------------------------
                                             1999       1998      1997      1996      1995      1994
                                          ----------   -------   -------   -------   -------   -------
CRUDE OIL (BARRELS PER DAY)
  United States.........................     50,615     36,784    35,707    41,020    52,284    55,638
  United Kingdom........................    106,248    109,463   126,427   134,726   135,429   122,043
  Norway................................     25,406     26,943    29,516    27,603    25,576    24,279
  Gabon.................................     10,891     14,345    10,127     9,725     9,512     8,857
  Indonesia and Azerbaijan..............      4,247      2,949       531        --        --        --
  Canada and Abu Dhabi..................         --         --        --     5,929    16,976    17,854
                                           --------    -------   -------   -------   -------   -------
     Total..............................    197,407    190,484   202,308   219,003   239,777   228,671
                                           ========    =======   =======   =======   =======   =======
NATURAL GAS LIQUIDS (BARRELS PER DAY)
  United States.........................      7,194      8,136     8,243     9,105    10,722    11,964
  United Kingdom........................      6,728      5,990     6,364     6,628     6,900     6,756
  Norway................................      1,321      1,379     1,657     1,585     1,414     1,320
  Canada................................         --         --        --       476     1,647     1,809
                                           --------    -------   -------   -------   -------   -------
     Total..............................     15,243     15,505    16,264    17,794    20,683    21,849
                                           ========    =======   =======   =======   =======   =======
NATURAL GAS (MCF PER DAY)
  United States.........................    333,840    293,849   311,915   337,653   401,581   427,103
  United Kingdom........................    253,200    251,000   225,804   253,983   239,307   208,742
  Norway................................     30,600     27,828    30,312    30,445    27,743    24,417
  Indonesia.............................      3,400      3,800     1,223        --        --        --
  Canada................................         --         --        --    62,585   215,500   185,856
                                           --------    -------   -------   -------   -------   -------
     Total..............................    621,040    576,477   569,254   684,666   884,131   846,118
                                           ========    =======   =======   =======   =======   =======
TOTAL BARRELS OF OIL EQUIVALENT (PER
  DAY)..................................    316,157    302,069   313,448   350,908   407,815   391,540
                                           ========    =======   =======   =======   =======   =======

UNITED STATES

Amerada Hess Corporation operates mainly offshore in the Gulf of Mexico and onshore in Texas, Louisiana and North Dakota. During 1998, 22% of our crude oil and natural gas liquids production and 51% of our natural gas production were from United States operations.

The table below shows our average daily net production by area in the United
States:

                                                                                 YEARS ENDED
                                                                                 DECEMBER 31,
                                                          SIX MONTHS ENDED    ------------------
                                                           JUNE 30, 1999       1998       1997
                                                          ----------------    -------    -------
CRUDE OIL, INCLUDING CONDENSATE AND NATURAL GAS LIQUIDS
  (BARRELS PER DAY)
  Gulf of Mexico........................................        26,131         11,041     10,295
  Texas.................................................        14,090         15,803     16,136
  North Dakota..........................................        12,690         12,958     12,077
  Louisiana.............................................         1,851          1,588      1,700
  Other.................................................         3,047          3,530      3,742
                                                              --------        -------    -------
     Total..............................................        57,809         44,920     43,950
                                                              ========        =======    =======
NATURAL GAS (MCF PER DAY)
  Gulf of Mexico........................................       184,247        116,392    104,803
  North Dakota..........................................        57,440         58,476     59,576
  Louisiana.............................................        54,033         56,627     43,668
  Texas.................................................        21,660         26,023     52,402
  New Mexico............................................        10,635         12,442     17,467
  California*...........................................         2,995         18,320     17,779
  Mississippi...........................................         2,830          5,569     14,972
  Other.................................................            --             --      1,248
                                                              --------        -------    -------
     Total..............................................       333,840        293,849    311,915
                                                              ========        =======    =======
TOTAL BARRELS OF OIL EQUIVALENT (PER DAY)...............       113,449         93,895     95,936
                                                              ========        =======    =======

---------------
* Properties sold in January 1999.

     Offshore

In 1998 production from all of Amerada Hess Corporation's properties in various blocks in the Gulf of Mexico averaged 116,392 net Mcf of natural gas per day and 11,041 net barrels of crude oil and natural gas liquids per day. In the first half of 1999, production from the Gulf of Mexico averaged 184,247 net Mcf of natural gas and 26,131 net barrels of crude oil and natural gas liquids per day. We have an interest in 144 exploration blocks in the Gulf of Mexico of which we operate 96. We have 431,000 net undeveloped acres in the Gulf of Mexico.

We own and operate a 50% interest in the Baldpate Field located on Garden Banks Blocks 259/260 and the Penn State Field located on Garden Banks Block 216. In the third quarter of 1998, we brought the Baldpate Field on stream using a technologically innovative compliant tower. In May 1999, we commenced production from the Penn State discovery on Garden Banks Block 216 through a sub-sea system tied to the Baldpate production facilities. Currently, combined production from the Baldpate and Penn State Fields exceeds gross levels of 50,000 barrels of oil per day and 220,000 Mcf of natural gas per day.

In 1997, we discovered the Conger Field in which we have a 37.50% interest on Garden Banks Block 215 northwest of the Baldpate Field. We plan to develop the Conger Field with a sub-sea system tied back to the B platform on the nearby Enchilada Field. Further drilling occurred this year as part of the Conger development plan. The design and procurement of high-pressure sub-sea system components and materials are in progress. We expect the Conger Field to commence production late in 2000.

In the Enchilada Field, production from the A Platform began in 1997. The A Platform produces from Garden Banks Blocks 83, 84, 127 and 128, in each of which we own a 25% interest. In the third quarter of

1998, production began from the B platform on Garden Banks Block 172 in which we own a 60% interest. Our net portion of the production from the Enchilada Field peaked at 67,000 Mcf of natural gas per day and 3,300 barrels of oil per day in early 1999.

In 1998, we drilled a discovery well in 1,750 feet of water on our Northwestern prospect on Garden Banks Block 200 in which we own a 50% interest. The well encountered 163 feet of net pay. A second exploration play drilled on this block in the first quarter of 1999 was unsuccessful. Contingent upon the completion of an appraisal well in October 1999, we will be evaluating development options for the prospect.

Four successful development wells have been completed in 1999 in the South Pass 87 Field in the Gulf of Mexico. Amerada Hess Corporation has a 33.33% interest in one well and a 50% interest in each of the other wells. These wells are currently producing in aggregate at gross rates of 40,000 Mcf of natural gas and 5,500 barrels of crude oil per day.

During 1998, we acquired 37 blocks in the Gulf of Mexico at a net cost of $36 million. Thirty-five of the blocks are in water depths greater than 600 feet. At the Central Gulf of Mexico lease sale in March 1999, we were the high bidder on nine blocks with a total net bid of $6.8 million. Eight of these blocks are in water depths greater than 600 feet. The federal government has awarded us all nine of these leases. At the Western Gulf of Mexico lease sale in August 1999, we were the high bidder on 6 blocks with a total net bid of $795,000. All six of these blocks are in water depths greater than 600 feet. The federal government is in the process of awarding these leases. None of these leases have been awarded to date.

     Onshore

Onshore activities were reduced in 1998 and focused on maximizing value in North Dakota, Texas and Louisiana. Three successful development wells were drilled in the Egypt Field, in Wharton County, Texas in which we have a 75% interest, bringing peak daily gross production in 1998 up to 30,000 Mcf of natural gas per day and 800 barrels of crude oil per day.

In the Maurice Field in South Louisiana, in which we have a 58% interest, we drilled two wells in 1998 bringing peak gross daily production in 1998 up to 20,000 Mcf of natural gas per day and 400 barrels of crude oil per day.

UNITED KINGDOM

Our activities in the United Kingdom are conducted by our wholly-owned subsidiary, Amerada Hess Limited. During 1998, 56% of our crude oil and natural gas liquids production and 44% of our natural gas production were from United Kingdom operations.

The table below shows Amerada Hess Limited's average daily net production in the United Kingdom by field and its interest in each at June 30, 1999:

                                                                                      YEARS ENDED
                                                                   SIX MONTHS         DECEMBER 31,
                                                                      ENDED        ------------------
PRODUCING FIELD                                  INTEREST         JUNE 30, 1999     1998       1997
---------------                                  --------         -------------    -------    -------
CRUDE OIL, INCLUDING CONDENSATE AND NATURAL
GAS LIQUIDS (BARRELS PER DAY)
  Scott..................................                34.95%       31,565        33,291     41,040
  Beryl/Ness/Nevis.......................    22.22/22.22/37.35        23,403        23,472     22,901
  Fife/Fergus/Flora......................    85.00/65.00/85.00        11,468        20,761     25,981
  Schiehallion...........................                15.67        11,604         3,149         --
  Arbroath/Montrose/Arkwright............                28.21         9,615         8,945      9,617
  Telford................................                31.42         7,347        10,603     10,548
  Hudson.................................                28.00         6,771         2,262      8,456
  Ivanhoe/Rob Roy/Hamish.................                42.08         4,233         5,041      8,622
  Other..................................              Various         6,970         7,929      5,626
                                                                     -------       -------    -------
     Total...............................                            112,976       115,453    132,791
                                                                     =======       =======    =======
NATURAL GAS (MCF PER DAY)
  Beryl/Ness/Nevis.......................    22.22/22.22/37.35%       69,200        51,700     40,943
  Everest/Lomond.........................          18.67/16.67        60,500        60,500     50,732
  Davy/Bessemer..........................          27.78/23.08        40,100        29,000     41,292
  Indefatigable..........................                23.08        37,200        36,600     27,360
  Scott..................................                34.95        18,700        17,200     18,811
  Leman..................................                21.74        15,700        31,600     21,454
  Telford................................                31.42         6,500        13,900     10,768
  Other..................................              Various         5,300        10,500     14,444
                                                                     -------       -------    -------
     Total...............................                            253,200       251,000    225,804
                                                                     =======       =======    =======
TOTAL BARRELS OF OIL EQUIVALENT (PER
  DAY)...................................                            155,176       157,286    170,425
                                                                     =======       =======    =======

Production began from three new developments in the United Kingdom North Sea in 1998 and we expect development of five new fields to be completed in 1999. The Schiehallion Field came on stream in the third quarter of 1998. Amerada Hess Limited expects its share of production to reach approximately 13,000 barrels of oil per day in 1999. In the fourth quarter of 1998, production began from the Amerada Hess Limited operated Flora Field. The Flora Field was developed by sub-sea tieback to the Fife Field. Amerada Hess Limited expects its share of production from the Flora Field to peak briefly at over 15,000 barrels of oil per day in the latter part of 1999. The floating production storage and offloading vessel serving the Fife, Fergus and Flora Fields was damaged in April 1999 and has since been repaired. The vessel resumed production in August 1999. The Bittern Field, located on Blocks 29/1a and 29/1b, will come on stream around the end of 1999. Amerada Hess Limited manages the joint team that is developing and will operate the Bittern Field facilities. Amerada Hess Limited has a 29.12% interest in the Bittern Field. It expects its share of production to reach over 15,000 barrels per day within six months of the commencement of production.

The Renee and Rubie Fields were brought on stream in the first half of 1999. The fields produce through the Amerada Hess Limited operated Ivanhoe/Rob Roy facilities on Block 15/21. Amerada Hess Limited expects its share of production from the Renee and Rubie Fields to peak at 4,000 barrels of oil per day during 1999. The Buckland Field in which Amerada Hess Limited has a 14.07% interest commenced production in August 1999. Peak production for Amerada Hess Limited's share will be 4,000 barrels of oil per day and 5,000 Mcf of natural gas per day in 2000. Phase two of the development of the Nevis Field was completed in 1998. Phase three will come on stream through the Beryl production facilities in the third quarter of 1999. Amerada Hess Limited expects its share of production from Nevis to peak at 12,000 barrels of oil per day and 13,000 Mcf of natural gas per day in 2000.

Amerada Hess Limited has a 27.68% interest in a number of natural gas fields in the Easington Catchment Area in the southern North Sea. It expects production from these fields to begin in late 1999. Amerada Hess Limited expects to receive peak production of 60,000 Mcf of natural gas per day from these fields.

Development of the discovery known as Goldeneye on Blocks 20/4b, in which Amerada Hess Limited has a 40% interest, and 14/29a is pending. Late in 1998, we concluded that the Mariner Field in which Amerada Hess Limited has a 26.67% interest was uneconomic to develop given then current oil prices. The Mariner Field contains a large but complex heavy oil reservoir. We wrote off our capitalized costs in this Field in the fourth quarter of 1998.

The Cook Field in which Amerada Hess Limited has a 28.46% interest on Block 21/20a is being developed by tieback to the Anasuria floating production, storage and offloading vessel. Peak production for Amerada Hess Limited is expected to reach 4,000 barrels of oil per day in 2001. We are developing the Bell Field in which Amerada Hess Limited has a 23.08% interest by tieback to the Bessemer Field. We expect production from the Bell Field to peak at 15,000 Mcf of natural gas per day for Amerada Hess Limited in 2000.

NORWAY

Our activities in Norway are conducted through our wholly-owned Norwegian subsidiary, Amerada Hess Norge A/S. Our Norwegian operations accounted for crude oil and natural gas liquids production of 28,322 net barrels per day in 1998 and 31,173 net barrels per day in 1997. About 83% of the 1998 Norwegian production is from our 28.09% interest in the Valhall Field. An enhanced-recovery waterflood project for the Valhall Field is being evaluated.

DENMARK

Amerada Hess A/S, our Danish subsidiary, has successfully installed the platform on the South Arne Field which it operates with a 57.48% interest. The South Arne Field was brought on stream in July 1999 and is expected to provide net production peaking at 30,000 barrels of oil per day and 40,000 Mcf of natural gas per day in 2000. Successful development drilling resulted in a significant positive reserve revision for the South Arne Field in 1998.

GABON

We acquired the minority interest in Amerada Hess Production Gabon, our Gabonese subsidiary, in 1998. This subsidiary has a 10% interest in the Rabi Kounga Field, the largest producing field in Gabon.

Amerada Hess Production Gabon has a 40% interest in the developing onshore Atora Field. Production is expected to begin in 2000 and to reach a net level of 7,000 barrels of oil per day for Amerada Hess Production Gabon late in 2000.

Amerada Hess Production Gabon's share of production from Gabon averaged 14,345 net barrels of crude oil per day in 1998 and 10,127 net barrels per day in 1997. In early 1999, we sold approximately 16% of our investment in Amerada Hess Production Gabon. This will reduce 1999 average production by approximately 2,000 barrels of crude oil per day.

AZERBAIJAN

We acquired a 1.68% interest in the AIOC Consortium in the Caspian Sea in 1998. Net production from our interest is currently averaging about 1,500 barrels of oil per day and is expected to peak at 12,000 barrels of oil per day in 2007.

In January 1999, Amerada Hess Corporation and a partner were awarded a 20% interest in the Kursanga and Karabagly Fields onshore in Azerbaijan. The contract was ratified by the Azerbaijan Parliament in April 1999 and a plan to redevelop the fields has been submitted for approval. Initial net production from our interest is expected to be around 1,000 barrels per day of crude oil.

THAILAND

We have a 15% interest in the Pailin gas field offshore Thailand. The field came on stream in August 1999. Net production from our interest is expected to average 25,000 Mcf of natural gas per day in 2000 rising to a peak of 50,000 Mcf per day in 2002.

INDONESIA

We have a 30% interest in the Jabung Production Sharing Contract which contains the North Geragai Field and the Makmur Field. Net production from these fields is averaging a total of 3,000 barrels of oil per day.

Other activities under the Jabung Production Sharing Contract include crude oil and natural gas discoveries on the North Betara and Gemah prospects in 1998. After these discoveries and successful appraisal drilling on Northeast Betara, natural gas equivalent reserves of about 300 Bcf net to Amerada Hess Corporation have been found. Discussions are in progress to sell this natural gas production. Development plans are being finalized for the Betara complex and further drilling is planned for the Gemah prospect.

We operate and have a 50% interest in the Lematang Production Sharing Contract in Southern Sumatra, on which a discovery well in 1997 tested at 30,000 Mcf of natural gas per day. A second well has recently been drilled and completed. Development plans are in progress for gross production of up to 50,000 Mcf of natural gas per day.

An exploration well drilled under the Pangkah Production Sharing Contract in which we have a 36% interest tested at 20,000 Mcf of natural gas per day and 987 barrels of oil per day. The discovery is in shallow water on the East Coast of Java. Development options are being studied.

We have acquired a 25% interest in the Jambi Merang contract onshore South Sumatra. This block contains part of the Gelam Field, which currently produces 85,000 gross Mcf of natural gas per day. A successful gas appraisal well was drilled on the Pulau Gading discovery which flowed a total of 19,000 Mcf of natural gas per day and up to 1,000 barrels of condensate per day.

MALAYSIA

In 1998, we obtained a 70% interest in Block PM304 offshore Malaysia and an 80% interest in Block SK306 offshore Sarawak in Malaysia. Both blocks contain undeveloped discoveries, and substantial 2D and 3D seismic programs have been acquired and processed ahead of drilling on these blocks in 2000.

BRAZIL

We acquired 32% net equity interests in and operatorship of Blocks BC-8 in the Southern Campos Basin and BS-2 in the Northern Santos Basin offshore Brazil early in 1999. These blocks aggregate 7,500 square kilometers. This marks the first time that a non-Brazilian company has been granted exploration acreage in the Campos Basin. A 3D seismic survey is currently being acquired over 4,000 square kilometers on these blocks and we expect to commence an exploration drilling program in the middle of 2000.

In the First License Round auction held in June 1999, we and our partners were successful in our bid for Block BM S-3 in the Santos Basin. This block covers 6,591 square kilometers and was awarded with a nine year exploration license. We will operate this block with a net equity interest of 45%.

REFINING AND MARKETING

  Refining

We have a 50% interest in a refining joint venture in the United States Virgin Islands and own and operate a refining facility in Port Reading, New Jersey.

     Refining Joint Venture

On October 30, 1998, we and Petroleos de Venezuela, S.A. formed a 50% joint venture, HOVENSA L.L.C, to own and operate a refinery in the United States Virgin Islands. The refinery was previously owned by our subsidiary. In this transaction, PDVSA, V.I., Inc., a wholly-owned subsidiary of Petroleos de Venezuela, purchased a 50% interest in the refinery's fixed assets for $625 million consisting of $62.5 million in cash, a ten-year note for $562.5 million bearing interest at 8.46% per year and a contingent note for $125 million, payment of which depends on cash flows from the refinery, bearing interest at the same rate. HOVENSA also purchased from our subsidiary net current assets including inventory for approximately $307 million. PDVSA, V.I. and our subsidiary each contributed its 50% interests in the refinery fixed assets to HOVENSA, which is jointly owned by both companies. The joint venture will result in transportation and storage synergies with Petroleos de Venezuela.

In 1998, total refinery crude runs averaged 433,000 barrels per day for the two months after inception of the joint venture and 419,000 barrels per day for the ten months before. Refinery crude runs were 411,000 barrels per day in 1997. Petroleos de Venezuela supplies 155,000 barrels per day of Venezuelan Mesa crude oil to HOVENSA under a long-term crude oil supply contract. The remaining crude oil is supplied mainly under contracts of one year or less with third parties and through spot purchases on the open market. After sales of refined products by HOVENSA to third parties, we and affiliates of Petroleos de Venezuela each purchase 50% of HOVENSA's remaining production of gasolines, distillates, intermediates and other refined products.

In 1999, HOVENSA will begin building a 58,000 barrel per day coker to be completed in 2001. HOVENSA has a long-term supply contract with Petroleos de Venezuela to purchase 115,000 barrels per day of Venezuelan heavy Merey crude oil beginning when the coker is completed.

     Port Reading Facility

Through a wholly-owned subsidiary, we own and operate a fluid catalytic cracking facility in Port Reading, New Jersey, completed in 1985. This facility processes vacuum gas oil and residual fuel oil and currently operates at a rate of approximately 60,000 barrels per day and produces substantially all gasoline and heating oil.

  Marketing

We market refined petroleum products mainly on the East Coast of the United States to the motoring public, wholesale distributors, industrial and commercial users, other petroleum companies, commercial airlines, governmental agencies and public utilities. We also market natural gas to utilities and other industrial and commercial customers and are currently expanding our energy marketing activities to include electricity.

At June 30, 1999, we had 711 HESS(R) gasoline stations of which approximately 75% were operated by us. Most of our stations are concentrated in densely populated areas, principally in New York, New Jersey and Florida. Of our stations, 413 have convenience stores. We own approximately 70% of the properties on which our stations are located.

During 1998, we opened 18 new HESS EXPRESS stores in key markets and began building nine others. The largest of our new stations contain 5,000 square foot HESS EXPRESS convenience stores and offer up to four fast food outlets.

As part of the reshaping of our asset base for improved financial returns, we reached agreement to sell our Gulf Coast terminals, Southeast pipeline terminals and 40 retail sites located in Georgia and sections of South Carolina for an aggregate price of $308 million. These assets were no longer strategic after the formation of the HOVENSA joint venture. The sales of the Southeast pipeline terminals and South Carolina retail sites were completed on June 30, 1999 and the sales of our Gulf Coast terminals and the remaining retail sites were completed at the end of July 1999. Following the terminal sales, we have 27 terminals with an aggregate storage capacity of 25 million barrels concentrated in our East Coast marketing areas.

Refined product sales averaged 482,000 barrels per day in 1998 and 509,000 barrels per day in 1997. Average daily petroleum product sales for the year ended December 31, 1998 and the six months ended June 30, 1999 and 1998 were as follows:

                                                   SIX MONTHS ENDED
                                                       JUNE 30,
                                                  ------------------       YEAR ENDED
                                                   1999       1998      DECEMBER 31, 1998
                                                  -------    -------    -----------------
PETROLEUM PRODUCT SALES (BARRELS PER DAY)
  Gasoline, distillates and other light
     products...................................  291,000    438,000         411,000
  Residual fuel oils............................   65,000     77,000          71,000
                                                  -------    -------         -------
     Total petroleum product sales..............  356,000    515,000         482,000
                                                  =======    =======         =======

                            DESCRIPTION OF THE NOTES

The following description of the terms of the Notes supplements the description in the accompanying Prospectus of the general terms of the debt securities.

GENERAL

The Notes due 20  and the Notes due 20  will each be issued as a separate series
of debt securities under an indenture dated as of                , 1999, as
supplemented, between Amerada Hess Corporation and The Chase Manhattan Bank, as
trustee. The Notes due 20  are limited to $          in aggregate principal
amount and the Notes due 20  are limited to $          in aggregate principal
amount. The Notes due 20  will mature on                , 20  and the Notes due
20  will mature on                , 20  . In addition to the Notes, we may issue
from time to time other series of debt securities under the indenture consisting of notes, debentures or other evidences of indebtedness. Such other series will be separate from and independent of the Notes. The following description of the terms of the Notes supplements and modifies the description of the general terms of the debt securities set forth in the accompanying prospectus, which we request that you read.

The Notes will constitute a series of debt securities to be issued under the indenture. The Notes and any future debt securities issued under the indenture will be unsecured obligations of Amerada Hess Corporation and will rank on a parity with all other unsecured and unsubordinated indebtedness of Amerada Hess Corporation. The indenture does not limit the aggregate principal amount of debt securities that may be issued under it and provides that debt securities may be issued under it from time to time in one or more additional series. The indenture does not limit Amerada Hess Corporation's ability to incur additional indebtedness.

The Notes will not be subject to any sinking fund.

OPTIONAL REDEMPTION

The Notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to accrued interest to the date of redemption plus the greater of the principal amount of such Notes and the sum of the present values of the remaining scheduled payments of principal and interest other than interest accrued as of the date of redemption. The present values will be determined by the quotation agent by discounting to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 25 basis points.

"Adjusted treasury rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such date of redemption.

"Comparable treasury issue" means the United States Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

"Comparable treasury price" means, with respect to any date of redemption, the average of the reference treasury dealer quotations for the date of redemption, after excluding the highest and lowest reference treasury dealer quotations, or if the trustee obtains fewer than three reference treasury dealer quotations, the average of all reference treasury dealer quotations.

"Quotation agent" means the reference treasury dealer appointed by Amerada Hess Corporation.

"Reference treasury dealers" means each of J.P. Morgan Securities Inc. and its respective successors and any other primary treasury dealer we select. If any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, we must substitute another primary treasury dealer.

"Reference treasury dealer quotations" means, with respect to each reference treasury dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day before the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption interest will cease to accrue on the Notes or portions of Notes called for redemption.

SAME-DAY SETTLEMENT AND PAYMENT

The Notes will trade in the same-day funds settlement system of The Depository Trust Company ("DTC") until maturity or until we issue the Notes in definitive form. DTC will therefore require secondary market trading activity in the Notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

BOOK-ENTRY SYSTEM; DELIVERY AND FORM

  General

The Notes will be issued in the form of one or more fully registered global securities. The global securities will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as DTC's nominee. For purposes of this prospectus supplement, "global security" refers to the Global security or Global Securities representing the entire issue of Notes. Except in the limited circumstances described below, the Notes will not be issued in definitive certificated form. The global security may be transferred, in whole and not in part, only to another nominee of DTC.

We understand as follows with respect to the rules and operating procedures of DTC, and with respect to secondary market trading, of Morgan Guaranty Trust Company of New York, Brussels office, as operator for the Euroclear System, and Cedel Bank, societe anonyme, incorporated under the laws of the Grand Duchy of Luxembourg, which affect transfers of interests in the global security:

  DTC

DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between participants through electronic computerized book-entry changes in the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the Underwriters. DTC is owned by a number of participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Persons who are not participants may beneficially own Notes held by DTC only through participants or indirect participants (including Euroclear and Cedel). Beneficial ownership of Notes may be reflected:

        - for investors who are participants, in the records of DTC,

        - for investors holding through a participant, in the records of the participant whose aggregate interests on behalf of all investors holding through such participant will be reflected in turn in the records of DTC, or

        - for investors holding through an indirect participant, in the records of the indirect participant, whose aggregate interests on behalf of all investors holding through it will be reflected in turn in the records of a participant.

Accordingly, transfers of beneficial ownership in a global security can be effected only through DTC, a participant or an indirect participant. Each of the underwriters is a participant or an indirect participant. Investors may also hold beneficial interests in a global security directly through Euroclear or Cedel as indirect participants in DTC, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Cedel hold beneficial interests in a global security on behalf of their participants through customers' securities accounts in their names on the books of their depositories, which in turn hold such securities in customers' securities accounts in the depositories' names on the books of DTC.

Interests in the global security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. The global security will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the global security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the global security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the global security, Cede for all purposes will be considered the sole holder of the Notes under the indenture. Except as provided below, owners of beneficial interests in the global security will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the holders thereof under the Indenture. Thus, any person owning a beneficial interest in the global security must rely on the procedures of DTC and, if such person is not a participant in DTC, on the procedures of the participant through which such person directly or indirectly owns its interest, to exercise any rights of a holder of Notes.

Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a beneficial interest in Notes to pledge the Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be affected by the lack of a physical certificate for such Notes.

Payment of principal of and interest on the Notes will be made to Cede, the nominee for DTC, as the registered owner of the global security. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

On receipt of any payment of principal of or interest on the global security, we understand that it is the practice of DTC to credit the participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC. Payments by a participant to owners of beneficial interests in the global security held through it will be the responsibility of the participants, as is the case with securities held for the accounts of customers registered in "street name." Distributions with respect to beneficial interests in the Global security held through Euroclear or Cedel will be credited to the cash accounts of Euroclear participants or Cedel participants in accordance with the relevant system's rules and procedures, to the extent received by its depository.

DTC will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account with DTC the Notes are credited and only in respect of that portion of the aggregate principal amount of the Notes as to which the participants have given the direction. The trustee will act upon instructions received from DTC in respect of the aggregate percentages of interests in the Notes necessary for the trustee to take action under the indenture.

Although DTC has agreed to these procedures to facilitate transfers of Notes among its participants, it is under no duty to perform or continue to perform these procedures and they may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their duties under the rules and procedures governing their operations.

If an event of default has occurred and is continuing and all principal and accrued interest in respect of the Notes has become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for any global security and we do not appoint a successor depository within 60 days, we will issue individual certificated Notes in definitive form in exchange for the global security. In addition, we may at any time determine not to have the Notes represented by global securities, and, in such event, will issue individual certificated Notes in definitive form in exchange for such global securities. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual certificated Notes in definitive form equal in principal amount to its beneficial interest in such global securities and to have all such certificated Notes registered in its name. Individual certificated Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

  Global Clearance and Settlement

Although DTC, Euroclear and Cedel have agreed to the procedures provided below in order to facilitate transfers of Notes among participants of DTC, Euroclear and Cedel, they are under no duty to perform or continue to perform these procedures, and they may be modified or discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or their participants or indirect participants of their duties under the rules and procedures governing their operations.

  Euroclear and Cedel

Euroclear and Cedel each hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their participants by electronic book-entry changes in the accounts of the participants. Euroclear and Cedel provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedel also deal with domestic securities markets in several countries through established depositary and custodial relationships. Euroclear and Cedel participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations and include some of the underwriters. Indirect access to Euroclear and Cedel is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Cedel participant, either directly or indirectly.

Euroclear is operated by Morgan Guaranty Trust Company of New York, Brussels, Belgium office under contract with Euroclear Clearance System S.C., a Belgian cooperative corporation. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the cooperative. The cooperative establishes policy for Euroclear on behalf of Euroclear participants.

The Euroclear operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. It is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear, the related Operating Procedures of Euroclear and applicable Belgian law. The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawal of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Cedel was incorporated in 1970 as a limited company under Luxembourg law. Cedel is owned by banks, securities dealers and financial institutions, and currently has about 100 shareholders, including U.S. financial institutions or their subsidiaries. No single entity may own more than five percent of Cedel's stock. Cedel is registered as a bank in Luxembourg, and is subject to regulation by the Institut Monetaire Luxembourgeois, which supervises Luxembourg banks. Cedel currently accepts over 70,000 securities issues on its books.

  Initial Settlements

Investors electing to hold their Notes through DTC (other than through accounts at Euroclear or Cedel) will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holding against payment in same-day funds on the settlement date.

Investors electing to hold their Notes through their depositaries for Euroclear accounts or Cedel accounts (as indirect participants in DTC), respectively, will follow the settlement procedures applicable to conventional Eurobonds in registered form. Notes will be credited to the securities custody accounts of Euroclear holders on the business day following the settlement date against payment of value on the settlement date and of Cedel holders on the settlement date against payment in same-day funds.

  Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of trading any Notes the location of both the purchaser's and seller's accounts to ensure that settlement can be made on the desired value date.

  Trading between DTC Participants

Secondary market trading between DTC participants (other than depositories for Euroclear and Cedel, respectively) will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

  Trading between Euroclear and/or Cedel Participants

Secondary market trading between Euroclear participants and/or Cedel participants will be settled using the procedures applicable to conventional Eurobonds in same-day funds.

  Trading between DTC Seller and Euroclear or Cedel Purchaser

When Notes are to be transferred from the account of a DTC participant to the account of a Euroclear participant or a Cedel participant, the purchaser must send instructions to Euroclear or Cedel through a participant at least one business day prior to settlement. Euroclear or Cedel, as the case may be, will instruct their depositary to receive the Notes against payment. Payment will include interest accrued on the Notes from and including the last payment date to and excluding the settlement date, on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the relevant depositary of Euroclear or Cedel to the DTC participant's account against delivery of the Notes. After settlement has been completed, the Notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Euroclear participant's or Cedel participant's account. Credit for the Notes will appear on the next day (European time) and cash debit will be back-valued to, and the interest on the Notes will accrue from, the value date (which would be the preceding day when settlement occurs in New
York). If settlement is not completed on the intended value date (i.e., the trade fails), the Euroclear or Cedel cash debit will be valued instead as of the actual settlement date.

Euroclear participants and Cedel participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Euroclear or Cedel. Under this approach, they may take on credit exposure to Euroclear or Cedel until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Cedel has extended a line of credit to them, participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Cedel participants purchasing Notes would incur overdraft charges for one day, assuming they cleared the overdraft when the Notes were credited to their accounts. However, interest on the Notes would accrue from the value date. Therefore, in many cases, the investment income on Notes earned during that one-day period may reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

Because settlement takes place during New York business hours, DTC participants can employ their usual procedures for sending notes to the respective depositaries of Euroclear or Cedel, as the case may be, for the benefit of Euroclear participants or Cedel participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

  Trading between Euroclear or Cedel Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear participants and Cedel participants may employ their customary procedures for transactions in which Notes are to be transferred by the respective clearing system, through their respective depositaries, to another DTC participant. The seller must send instructions to Euroclear or Cedel through a participant at least one business day prior to settlement. In these cases, Euroclear or Cedel will instruct their respective depositaries to credit the Notes to the DTC participant's account against payment. Payment will include interest accrued on the Notes from and including the last payment date to and excluding the settlement date on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Euroclear participant or Cedel participant the following day, and receipt of the cash proceeds in the Euroclear or Cedel participant's account will be back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If the Euroclear participant or Cedel participant has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation will offset any overdraft charges incurred over that one-day period. If settlement is not completed in the intended value date (i.e., the trade failed), receipt of the cash proceeds in the Euroclear or Cedel participant's account would instead be valued as of the actual settlement date.

Finally, day traders that use Euroclear or Cedel and that purchase Notes from DTC participants for credit to Euroclear participants or Cedel participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

          (1) borrowing through Euroclear or Cedel for one day (until the purchase side of the day trade is reflected in their Euroclear account or Cedel account) in accordance with the clearing system's customary procedures;

          (2) borrowing the Notes in the United States from a DTC participant no later than one day prior to settlement, which would give the Notes sufficient time to be reflected in the borrower's Euroclear account or Cedel account in order to settle the sale side of the trade; or

          (3) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Cedel participant.

                                  UNDERWRITING

Under the terms set forth in an underwriting agreement dated                , we
have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                        PRINCIPAL              PRINCIPAL
UNDERWRITER                                         AMOUNT OF 20 NOTES     AMOUNT OF 20 NOTES
-----------                                        --------------------   --------------------
J.P. Morgan Securities Inc.......................        $                      $
Goldman, Sachs & Co..............................
Banc of America Securities LLC...................
Chase Securities Inc. ...........................
Salomon Smith Barney Inc. .......................
Barclays Capital Inc. ...........................
CIBC World Markets Corp. ........................
Scotia Capital Markets (USA) Inc.................
                                                         --------               --------
          Total..................................        $                      $
                                                         ========               ========

Under the terms and conditions of the under agreement, if the underwriters take any of the Notes, then the underwriters are obligated to take and pay for all of the Notes.

The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the Notes, but they have no duty to do so and may cease market making at any time without notice. No assurance can be given as to the liquidity of any trading market for the Notes.

The underwriters initially propose to offer part of the Notes directly to the public at the offering price described on the cover page and part to some
dealers at a price that represents a concession not in excess of    % of the
principal amount of the 20    Notes and    % of the principal amount of the 20
   Notes. Any underwriter may allow, and any such dealer may reallow, a
concession not in excess of    % of the principal amount of the 20    Notes and
     % of the principal amount of the 20      Notes to other dealers. After the
initial offering of the Notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments which the underwriters may be required to make in respect of these liabilities.

In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for and purchase Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by us, are estimated to be $620,000.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. Because more than 10% of the net proceeds of the offering will be paid to the underwriters or affiliates of the underwriters, the offering is being made in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. The Chase Manhattan Bank, the trustee, is an affiliate of Chase Securities Inc.

                                 LEGAL OPINIONS

Milbank, Tweed, Hadley & McCloy LLP, New York, New York, will issue an opinion about the legality of the Notes for us. Davis Polk & Wardwell, New York, New York, will issue such an opinion on behalf of the underwriters.

PROSPECTUS

Amerada Hess Corporation

$1,500,000,000

Debt Securities

We will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

We may list the debt securities on the New York Stock Exchange.

This prospectus may not be used to sell debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 17, 1999.

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under this shelf process, we may sell any combination of the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000. This prospectus describes generally the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the debt securities:

     - Annual Report on Form 10-K for the year ended December 31, 1998;

     - Quarterly Reports on Form 10-Q for the quarters ended June 30, 1999 and March 31, 1999; and

     - Proxy Statement dated March 29, 1999.

You may request a copy of these filings at no cost by writing or telephoning us at our principal executive offices at the following address and phone number:

         Amerada Hess Corporation
         1185 Avenue of the Americas
         New York, NY 10036

         Attention:  Corporate Secretary
                     (212) 997-8500

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these debt securities in any state where the offer is prohibited. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

We have filed exhibits with this registration statement that include the form of proposed underwriting agreement and indenture. You should read the exhibits carefully for provisions that may be important to you.

                            AMERADA HESS CORPORATION

We are a Delaware corporation that, together with our subsidiaries, explores for, produces, purchases, transports and sells crude oil and natural gas. We do this mainly in the United States, United Kingdom, Norway, Denmark and Gabon, and also in Azerbaijan, Brazil, Indonesia, Thailand and other parts of the world. We also manufacture, purchase, transport and market refined petroleum products. We own 50% of a refinery joint venture in the United States Virgin Islands, as well as another refining facility, terminals and retail outlets located mainly on the East Coast of the United States.

Our principal executive offices are located at 1185 Avenue of the Americas, New York, NY 10036, and our telephone number is (212) 997-8500.

                              RECENT DEVELOPMENTS

During the second quarter of 1999, as part of our program to reshape our asset base for improved returns, we reached agreement to sell our Gulf Coast terminals, Southeast pipeline terminals and 40 retail sites located in Georgia and South Carolina for an aggregate price of $308 million. We believe that these assets were no longer strategic after the formation of our joint venture. The sales of our Southeast pipeline terminals and the South Carolina retail sites were completed on June 30, 1999 and the sales of our Gulf Coast terminals and the remaining retail sites were completed at the end of July 1999. Following the terminal sales, we will have 27 terminals remaining with an aggregate storage capacity of approximately 25 million barrels concentrated in our East Coast marketing areas.

In the first Brazilian oil licensing round in June 1999, we were awarded an exploration block in the offshore Santos basin. We are the operator of this block and have a 45% interest. The award is in addition to joint ventures signed earlier in the year for two other exploration blocks offshore Brazil.

                                USE OF PROCEEDS

We will use the net proceeds from the sale of the debt securities for general corporate purposes including repayment and refinancing of debt. The amount and timing of the sales of debt securities will depend on market conditions and the availability of other funds to us.

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges shows the coverage of earnings before income taxes to fixed charges, which consist primarily of interest expense. Our ratio of earnings to fixed charges for each of the periods ended is as follows:

SIX MONTHS
  ENDED          YEARS ENDED DECEMBER 31,
 JUNE 30,    --------------------------------
   1999      1998   1997   1996   1995   1994
----------   ----   ----   ----   ----   ----
   3.0        (a)   1.6    5.9     (b)   1.9

---------------
(a) Losses, including special items, and fixed charges resulted in a less than one-to-one earnings ratio. In 1998, the deficiency was $480 million. Losses reflected special items of $285 million including asset and operating lease impairments of $237 million.

(b) Losses, including special items, and fixed charges resulted in a less than one-to-one earnings coverage ratio. In 1995, the deficiency was $326 million. Losses reflected special items of $457 million including asset impairments of $584 million, partially offset by gains on asset sales and a tax refund.

To calculate the ratio of earnings to fixed charges, we calculate earnings by adding fixed charges other than capitalized interest to income before income taxes. By fixed charges we mean total interest, including capitalized interest, and a portion of long-term rent expense that we believe represents the interest factor of our rent expense. Earnings and fixed charges exclude our share of earnings and fixed charges of our refinery joint venture in the United States Virgin Islands.

                         DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our direct unsecured obligations. The debt securities will be issued in one or more series under an indenture between us and The Chase Manhattan Bank, as trustee. The indenture will be qualified under the Trust Indenture Act of 1939. The indenture is governed by New York law.

This prospectus briefly outlines the main indenture provisions. The indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you.

GENERAL

The debt securities will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the amount of debt we may issue under the indenture or otherwise. We may issue the debt securities in one or more series with the same or various maturities, at a price of 100% of their principal amount or at a premium or a discount.

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the debt securities;

     - the total principal amount of the debt securities;

     - the percentage of the principal amount at which the debt securities will be issued;

     - the date or dates on which principal will be payable and whether the debt securities will be payable on demand on any date;

     - the interest rate or rates and the method for calculating the interest rate;

     - the interest payment dates;

     - the maturity dates;

     - optional or mandatory redemption terms;

     - any mandatory or sinking fund provisions;

     - authorized denominations;

     - the currency in which the debt securities will be denominated;

     - whether the principal and any premium or interest is payable in a different currency than the currency in which the debt securities are denominated, including a currency other than U.S. dollars;

     - the manner in which any payments of principal and any premium or interest will be calculated, if the payment will be based on an index or formula;

     - whether the debt securities are to be issued as individual certificates to each holder or in the form of global securities held by a depositary on behalf of holders or in uncertificated form;

     - whether the debt securities will be issued as registered securities or as bearer securities;

     - information describing any book-entry features;

     - whether and under what circumstances we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes and whether we can redeem the debt securities if we have to pay additional amounts;

     - provisions, other than those already in the indenture, that allow for the discharge of our obligations under the indenture; and

     - any other terms.

We may issue debt securities of any series as registered securities or bearer securities or both. In addition, we may issue uncertificated securities. Unless we state otherwise in a prospectus supplement, we will not offer, sell or deliver any bearer debt securities, including any bearer securities issued in temporary or permanent global form, to any United States person. By "United States person" we mean a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any of its political subdivisions, or an estate or trust whose income is subject to United States federal income taxation regardless of its source.

PAYMENT AND TRANSFER

We will normally issue the debt securities in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York ("DTC"), or its nominee. We will refer to this form here and in the prospectus supplement as "book-entry only."

Alternatively, we may issue the debt securities in certificated form registered in the name of the holder. Under these circumstances, holders may receive certificates representing the debt securities. Debt securities in certificated form will be issued only in increments of $1,000 and will be exchangeable without charge except for reimbursement of taxes or other governmental charges, if any. We will refer to this form in the prospectus supplement as "certificated."

If we issue original issue discount debt securities, we will describe the special United States federal income tax and other considerations of a purchase of original issue discount debt securities in the prospectus supplement. By "original issue discount debt securities," we mean securities that are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance.

The following discussion pertains to debt securities that are issued in book-entry only form.

One or more global securities would be issued to DTC or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant would then keep a record of its clients who purchased the debt securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

Under book-entry only, we will not issue certificates to individual holders of the debt securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

DTC has provided us with the following information.  DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the United States Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under Section 17a of the Securities Exchange Act of 1934.

DTC holds securities that its participants deposit with DTC. DTC also facilitates settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.
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DTC is owned by a number of its participants and by The New York Stock Exchange,
Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name". However, these payments will be the responsibility of the participants and not of DTC, the trustee or us.

Debt securities represented by a global security would be exchangeable for debt securities represented by certificates with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law; or

     - we instruct the trustee that the global security is now exchangeable; or

     - an event of default has occurred and is continuing.

COVENANTS

We have agreed to some restrictions on our activities for the benefit of holders of the debt securities. The restrictive covenants summarized below will apply (unless the covenants are waived or amended) so long as any of the debt securities are outstanding unless the prospectus supplement states otherwise. We have provided a glossary at the end of this prospectus to define capitalized terms used in the covenants. The prospectus supplement may contain different covenants. In the covenants, all references to us, we, our and ours mean Amerada Hess Corporation only and not any of our subsidiaries.

Limitation on Secured Indebtedness. We have agreed that we will not, and we will not permit any of our Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Indebtedness unless we secure these debt securities to the same extent as the Secured Indebtedness. However, we may incur Secured Indebtedness without securing these debt securities if, immediately after incurring the Secured Indebtedness, the aggregate amount of all Secured Indebtedness and the Attributable Debt payable under leases entered into in connection with sale and leaseback transactions subject to the amount limitation described below would not exceed 15% of Consolidated Net Tangible Assets. The aggregate amount of all Secured Indebtedness in the preceding sentence excludes Secured Indebtedness that is secured to the same extent as these debt securities and Secured Indebtedness that is being repaid concurrently.

Limitation on Sale and Leaseback Transactions. We have agreed that we will not, and we will not permit any of our Restricted Subsidiaries to, enter into any lease longer than three years covering any Principal Property of ours or of any of our Restricted Subsidiaries that is sold to any other person in connection with the lease, unless immediately after consummation of the sale and leaseback transaction either:

     - the sum of the Attributable Debt and the aggregate amount of all Secured Indebtedness, excluding Secured Indebtedness which is secured to the same extent as these debt securities or that is being repaid concurrently, does not exceed 15% of Consolidated Net Tangible Assets; or

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

     - an amount equal to the net proceeds received in connection with such sale is used within 180 days to retire or redeem indebtedness of ours or our Restricted Subsidiaries, the proceeds are at least equal to the fair market value of the property sold and the trustee is informed of the transaction.

CONSOLIDATION, MERGER OR SALE

We have agreed not to consolidate with or merge into any other person or convey or transfer substantially all of our properties and assets to any person, unless:

     - the successor is a U.S. corporation; and

     - the successor corporation expressly assumes by a supplemental indenture the due and punctual payment of the principal of and any premium or any interest on all the debt securities and the performance of every covenant in the indenture that we would otherwise have to perform.

MODIFICATION OF THE INDENTURE

Under the indenture, our rights and obligations and the rights of the holders may be modified if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series voting as a single class affected by the modification consent. However, no modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

EVENTS OF DEFAULT

When we use the term "Event of Default" in the indenture, here are some examples of what we mean.

Unless otherwise specified in a prospectus supplement, an Event of Default with respect to a series of debt securities occurs if:

     - we fail to pay the principal of, or any premium on, any debt security when due;

     - we fail to pay interest when due on any debt security for 30 days;

     - we fail to perform any other covenant in the indenture and this failure continues for 60 days after we receive written notice of it from the trustee or from the holders of 25% in principal amount of the outstanding debt securities of the series;

     - we default under any other loans or similar indebtedness in an amount in excess of $50,000,000 and that default results in the acceleration of the loan and the situation continues for a period of 20 days after we receive written notice from the trustee or from holders of 25% of the principal amount of the outstanding securities of such series; or

     - we or a court take certain actions relating to the bankruptcy, insolvency or reorganization of Amerada Hess Corporation for the benefit of our creditors.

A supplemental indenture may include, or pursuant to a resolution from our board of directors there may be added, additional Events of Default or changes to the Events of Default described above with respect to a particular series of debt securities. For the Events of Default applicable to a particular series of debt securities, see the prospectus supplement relating to the series.

The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers withholding of notice to be in the best interests of the holders. No notice of a covenant default may be given until 30 days after the default occurs. By default we mean any event which is an Event of Default described above or would become an Event of Default with the giving of notice or the passage of time.

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

If a payment Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may require us to repay immediately:

     - the entire principal of the debt securities of the series or, if the debt securities are original issue discount securities, the portion of the principal described in the applicable prospectus supplement; and

     - all the accrued interest.

If the default results from a failure to perform a covenant or the acceleration of other indebtedness, the trustee or the holders of 25% in aggregate principal amount of all debt securities may require the immediate payment of principal and interest. If the default is in connection with an event of bankruptcy or similar event, the principal and interest will become immediately due and payable.

The holders of a majority of the principal amount of the debt securities of the affected series can rescind this accelerated payment requirement or waive any past default or Event of Default or allow us to not comply with any indenture provision. However, rescission is not permitted if there is a default in payment of principal of, or premium or interest on, any of the debt securities of the series apart from the acceleration itself.

Other than its duties during a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this indemnity, the holders of 25% of the principal amount of any series of debt securities may, subject to limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

DEFEASANCE

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. Unless otherwise indicated in an applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a particular series, then we will either be discharged from any and all obligations in respect of any series of debt securities or we will no longer be under any obligation to comply with restrictive covenants under the indenture and certain Events of Default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited funds or obligations for payment.

We must deliver to the trustee a ruling by the United States Internal Revenue Service or an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes.

CONCERNING THE TRUSTEE

The trustee has loaned money to us and provided other services to us in the past and may do so in the future as a part of its regular business.

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                              PLAN OF DISTRIBUTION

We may sell the offered debt securities through underwriters or dealers, through agents or directly to one or more purchasers.

SALE THROUGH UNDERWRITERS

If we use underwriters in the sale, they will acquire the debt securities for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the debt securities will be subject to conditions. The underwriters will be obligated to purchase all the debt securities of the series offered if any of the debt securities are purchased. The underwriters from time to time may change any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

SALE THROUGH AGENTS

We may sell offered debt securities through agents we designate. Unless indicated in the prospectus supplement, the agents have agreed to use their reasonable best efforts to solicit purchases for the period of their appointment.

DIRECT SALES

We also may sell offered debt securities directly. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

Underwriters, dealers and agents that participate in the distribution of the offered debt securities may be underwriters as defined in the Securities Act of 1933. Any discount or commissions they receive from us and any profit they receive on the resale of the offered debt securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against civil liabilities, including liabilities under the Securities Act. We may also agree to contribute to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

Milbank, Tweed, Hadley & McCloy LLP, New York, New York, will issue an opinion about the legality of the offered debt securities for us. Davis Polk & Wardwell, New York, New York, will issue such an opinion on behalf of any agent, underwriter or dealer.

                                    EXPERTS

The consolidated balance sheet of Amerada Hess Corporation as of December 31, 1998 and 1997 and the statements of consolidated income, retained earnings, changes in common stock and capital in excess of par value, cash flows and comprehensive income for each of the three years in the period ended December 31, 1998, incorporated by reference in this Form S-3, have been incorporated into this prospectus in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

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                                    GLOSSARY

We have used the following definitions in describing the restrictive covenants that we have agreed to in the indenture. You can also find the precise legal definitions of these terms in Section 1.01 of the indenture.

"Attributable Debt" means, when used in connection with a sale and lease-back transaction referred to in the indenture, on the date upon which the amount is to be determined, the product of

     - the net proceeds from the sale and lease-back transaction multiplied by

     - a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in that sale and lease-back transaction remaining on that date and the denominator of which is the number of full years on the term of that lease measured from the first day of the term.

"Consolidated Net Tangible Assets" means our total assets and those of our consolidated subsidiaries, less current liabilities and intangible assets.

"Principal Property" means any oil or gas producing property, onshore or offshore, or any refining or manufacturing plant owned or leased under a capital lease by us or any of our Restricted Subsidiaries, but does not include any property that has been determined by a resolution of our board of directors not to be of material importance to the business conducted by us and our subsidiaries taken as a whole.

"Restricted Subsidiary" means any Subsidiary that owns or leases, under a capital lease, any Principal Property.

"Secured Indebtedness" means indebtedness of ours or any Restricted Subsidiary for borrowed money secured by any lien on (or in respect of any conditional sale or other title retention agreement covering) any Principal Property or the stock or indebtedness of a Restricted Subsidiary, but excluding from such definition all indebtedness:

     - secured by liens (or arising from conditional sale or other title retention agreements) existing on the date of the indenture;

     - owing to us or any other Restricted Subsidiary;

     - secured by liens on Principal Property or the stock or indebtedness of Restricted Subsidiaries and existing at the time of acquisition thereof;

     - in connection with industrial development bond, pollution control revenue bond or similar financings;

     - secured by purchase money security interests;

     - secured by liens existing at the time a corporation becomes a Restricted Subsidiary;

     - statutory liens, liens made in connection with bids and other standard exempted liens;

     - liens on oil and/or gas properties or other mineral interests arising as a security in connection with conducting certain business;

     - royalties and other payments to be paid out of production from oil and/or gas properties or other mineral interests from the proceeds from their sale; and

     - constituting any replacement, extension or renewal of any such indebtedness to the extent such indebtedness is not increased.

"Subsidiary" means, with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding voting equity is owned, directly or indirectly, by such person and one or more other subsidiaries of such person.

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